AVINO SILVER & GOLD MINES LTD.
Balance Sheets
(Prepared by Management)

	October 31,	January 31,
As at:	2005	2005
	$	$
	(Unaudited )	(Audited )
ASSETS

Current
Cash and cash equivalents	1,868,586	2,283,535
Accounts receivable	32,152	33,138
Prepaid expenses and deposits	3,996	22,348

	1,904,734	2,339,021

Office Furniture and Equipment	2,909	2,823
Mineral Properties Interests (Note 3)	477,875	315,501
Investment in Cia Minera Mexicana de Avino, S.A. de C.V. (Note 4)	1	1
Investments in Related Companies	427,084	427,084
Restricted Cash	3,000	-

	2,815,603	3,084,430

LIABILITIES

Current
Accounts payable and accrued liabilities	40,655	64,529
Due to related parties (Note 6(b))	57,502	141,644

	98,157	206,173

SHAREHOLDERS' EQUITY

Share Capital (Note 5)	17,501,079	17,030,084
Contributed Surplus	1,042,473	502,973
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(15,724,237)	(14,552,931)

	2,717,446	2,878,257

	2,815,603	3,084,430

Note 1 - Nature of Operations

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months ended				Nine months ended
	October 31,				October 31,
	2005		2004		2005		2004
	$		$		$		$

Operating and Administrative Expenses
Amortization		190		302		682		907
Interest		-		-		-		65
Management fees		15,000		21,850		45,000		62,297
Office and miscellaneous		22,825		12,302		81,013		50,597
Professional fees		63,158		6,334		105,934		20,333
Regulatory and compliance fees		3,378		5,451		18,386		37,265
Salaries and benefits		17,353		24,045		55,614		41,019
Shareholder and investor relations		12,302		19,404		60,365		40,160
Stock-based compensation		53,400		-		539,500		61,156
Travel and entertainment		19,255		7,633		54,547		45,312

Loss from operations		(206,861)		(97,321)		(961,041)		(359,111)

Other Income and Expenses
Interest income		11,617		9,816		32,032		28,238
Due diligence review of Cia de Minera
Mexicana de Avino, S.A. de C.V		(69,830)		(101,937)		(242,297)		(265,036)

LOSS FOR THE PERIOD		(265,074)		(189,442)		(1,171,306)		(595,909)

DEFICIT, beginning of period		(15,459,163)		(13,847,067)		(14,552,931)		(13,440,600)

DEFICIT, end of period		(15,724,237)		(14,036,509)		(15,724,237)		(14,036,509)

LOSS PER SHARE		($0.02)		($0.02)		($0.11)		($0.06)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING		10,999,575		10,508,775		10,790,385		10,355,025

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended				Nine months ended
	October 31,				October 31,
	2005		2004		2005		2004
	$		$		$		$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period		(265,074)		(189,442)		(1,171,306)		(595,909)
Items not affecting cash:
- Amortization		190		302		682		907
- Stock-based compensation		53,400		-		539,500		61,156

		(211,484)		(189,140)		(631,124)		(533,846)

Net change in non-cash working capital items:
- Accounts receivable		(20,703)		(7,395)		986		4,751
- Prepaid expenses and deposits		6,679		(2,157)		18,352		1,679
- Due from related parties		26,164		2,884		-		2,884
- Accounts payable and accrued liabilities		7,177		(120,977)		(23,874)		(35,545)
- Due to related parties		49,252		(51,811)		(84,142)		(48,462)

		(142,915)		(368,596)		(719,802)		(608,539)

FINANCING ACTIVITIES
Shares issued for cash		143,890		9,600		470,995		433,190

		143,890		9,600		470,995		433,190

INVESTING ACTIVITIES
Reclamation bond		-		-		(3,000)		-
Purchase of office equipment		(768)		-		(768)		-
Mineral property expenditures		(132,711)		(13,096)		(162,374)		(75,520)

		(133,479)		(13,096)		(166,142)		(75,520)

Increase (decrease) in cash and
cash equivalents		(132,504)		(372,092)		(414,949)		(250,869)

CASH AND CASH EQUIVALENTS
Beginning of period		2,001,090		2,953,680		2,283,535		2,832,457

CASH AND CASH EQUIVALENTS
End of period		1,868,586		2,581,588		1,868,586		2,581,588

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)

Note 1 - Nature of Operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since November 2001, when operations became uneconomical.

Note 2 - Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2005. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the nine month period ended October 31, 2005 are not necessarily indicative of the results that can be expected for the year ended January 31, 2006.

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)
Note 3 - Mineral Properties Interests

The following is a summary of mineral property expenditures for the nine months ended October 31, 2005:

Balance, January 31, 2005		$315,501

Expenditures in the period:
Olympic/Kelvin property:
Assays	$1,293
Exploration	4,444
Geological	1,850
Field supply and services	797
		8,384
Aumax property:
Assays	271
Drilling	40,782
Exploration	7,793
Geological	2,759
		51,605
Minto property:
Assays	8,833
Drilling	65,394
Exploration	13,657
Field supply and services	458
Geological	14,043
		102,385

Balance, October 31, 2005		$477,875

Note 4 - Investment In Cia De Minera Mexicana De Avino, S.A. De C.V.

	2005	2004

Cia de Minera Mexicana de Avino, S.A. de C.V. (”Cia de Minera”)	$1	$1

Avino owns 49% of the issued common shares of Cia de Minera, a private company incorporated in Mexico. Cia de Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia de Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia de Minera by issuing 4,000,000 of its common shares. During the quarter ended October 31, 2005 the TSX Venture Exchange had accepted for filing the share purchase agreement. Upon completion of the transaction, Cia de Minera will be a wholly owned subsidiary of the Company and will be recorded as a business combination.

During the period ended October 31, 2005 Avino has incurred due diligence costs of $242,296 which is comprised of $94,601 for assaying, engineering, and metallurgical services and $147,695 for advances to Cia de Minera on account of its operations.

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)

Note 5 - Share Capital

(a)     Authorized:  Unlimited common shares without par value

(b)     Issued:

	2005		2004
	Shares	Amount	Shares	Amount

Balance, January 31	10,521,775	$17,030,084	9,869,775	$16,574,340

Shares issued for cash:
- exercise of stock options	-	-	137,000	158,350
- exercise of warrants	176,380	260,804	491,500	255,580

Balance, April 30	10,698,155	17,290,888	10,498,275	16,988,270

Shares issued for cash:
- exercise of warrants	126,920	66,301	10,500	5,460
Prior year share subscriptions received	-	-	-	10,550

Balance, July 31	10,825,075	$17,357,189	10,508,775	$17,004,280

Shares issued for cash:
- exercise of stock options	85,000	53,150	8,000	3,250
- exercise of warrants	174,500	90,740	-	-

Balance, October 31	11,084,575	$17,501,079	10,516,775	$17,007,530

(c)     Share Purchase Warrants:

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(176,380)	$1.48
Warrants outstanding, April 30, 2005	2,256,870	$1.44
Exercised	(126,920)	$0.52
Warrants outstanding, July 31, 2005	2,129,950	$1.49
Exercised	(174,500)	$0.52
Warrants outstanding, October 31, 2005	1,955,450	$1.58

    The following share purchase warrants were outstanding as at October 31, 2005:

Warrants Outstanding	Expiry Date	Exercise Price

1,955,450	December 19, 2005	$1.58

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)
Note 5 - Share Capital (continued)

(d)     Stock Options:

During the three months ended October 31, 2005, the Company granted 70,000 stock options to directors, officers, employees, and consultants of the Company at an exercise price of $1.35 per share. These stock options vested immediately and expire over 5 years. The Company recorded a total of $53,400 for stock-based compensation expense in the period.

A summary of the stock options granted and exercised at the period ended October 31, 2005 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding, January 31, 2005	450,000	$1.09
Granted	572,500	$1.35

Stock options outstanding, April 30, 2005	1,022,500	$1.24
Granted / Exercised	-	-

Stock options outstanding, July 31, 2005	1,022,500	$1.24
Granted	70,000	$1.35
Exercised	(85,000)	$0.66

Stock options outstanding, October 31, 2005	1,007,500	$1.29

The following stock options were outstanding as at October 31, 2005:

Stock Options Outstanding	Expiry Date	Exercise Price

370,000	October 21, 2008	$1.20
567,500	April 5, 2010	$1.35
70,000	September 26, 2010	$1.35

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
October 31, 2005
(Unaudited - Prepared by Management)

Note 6 - Related Party Transactions

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)    During the period the company paid, or made provision for the future payment of the following amounts to related parties:

      i)    $122,618 for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to a private company beneficially owned by the Company and a number of other public companies related through common directors;

      ii)           $45,000 to a private company controlled by a Director for management fees;

         iii)   $22,500 to a private company controlled by a director of a related company for consulting fees.

         iv)       $2,236 to a consultant who is related to a Director of the Company

          v)   $2,000 to a private company controlled by a director of a related company for consulting fees.

(b)    Amounts due to related parties consist of $3,965 to a public company with common directors and $53,537 to a private company referred to in (a)(i) above.

The amounts due from and due to related parties are non-interest bearing, non-secured and due on demand.

Note 7 - Subsequent Event

Subsequent to the period end, the common shares of the Company were accepted for quotation on the OTC Bulletin Board.

Note 8 - Commitment

The Company entered into an Investor Relations Agreement with a firm to provide investor relations services in Europe. The Company will pay $1,500 per month for twelve months with the agreement being effective July 1, 2005.

Note 9 - Comparative Figures

Certain fiscal 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.